SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

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PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a press release issued in Japan, the home jurisdiction of Kirin Holdings Company, Limited, on August 27, 2010 (Tokyo time), and also issued in the United States on August 27, 2010.   The English translation of the press release is also available at http://www.kirinholdings.co.jp/english/news/2010/0827_01.pdf.  The press release was also disclosed in Japanese through TDNET, which is administered by the Tokyo Stock Exchange on August 27, 2010 (Tokyo time).

Attached as Exhibit II is an English translation of a press release issued in Japan, the home jurisdiction of Kirin Holdings Company, Limited, on August 27, 2010 (Tokyo time), and also issued in the United States on August 27, 2010.   The English translation of the press release is also available at http://www.mercian.co.jp/e/news/pdf/20100827_1.pdf.  The press release was also disclosed in Japanese through TDNET, which is administered by the Tokyo Stock Exchange, on August 27, 2010 (Tokyo time).

Attached as Exhibit III is a summary English translation (which includes a full English translation of the Share Exchange Agreement) of the Current Reports of both Mercian Corporation and Kirin Holdings Company, Limited filed with the Japanese Prime Minister through EDNET (Electric Disclosure For Investors' NETwork) on August 27, 2010 (Tokyo time).

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

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PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura
(Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

August 27, 2010

(Date)

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POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned KIRIN HOLDINGS COMPANY, LIMITED, a Japanese corporation, having its principal place of business at 10-1 Shinkawa 2-chome, Chuo-ku Tokyo, Japan, hereby constitutes and appoints Mr. Ryoichi Yonemura, who is currently the General Manager of the Strategic Planning Department of Kirin Holdings Company, Limited, as lawful attorney-in-fact, solely for the following purposes, and hereby confers upon such attorney-in-fact full power and authority to perform each and all of the following acts in the name of and on behalf of the undersigned.

(1)           To prepare, execute and file with the United States Securities and Exchange Commission any Form CB, Form F-X, and any amendments to any Form CB or Form F-X; and

(2)           To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

[signature page follows]

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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of August, 2010.

KIRIN HOLDINGS COMPANY, LIMITED
a Japanese corporation

By:	/s/ Senji Miyake
Name: Senji Miyake
Title: President and CEO

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Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This press release relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

August 27, 2010

To Whom It May Concern:

Corporate Name:	Kirin Holdings Company, Limited
Representative:	Senji Miyake, President and CEO
(Code: 2503, First Section of the TSE, OSE and Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange)
Contact:	Hiroshi Ogawa, Executive Officer, General Manager of Corporate Communications Dept.
(TEL: 03-5540-3455)

Corporate Name:	Mercian Corporation
Representative:	Hiroshi Ueki, President and CEO
(Code: 2536, First Section of the TSE and OSE)
Contact:	Kiyoshi Yokoyama, General Manager of CSR/ Management & Corporate Communication Dept.
(TEL: 03-3231-3910)

Execution of Share Exchange Agreement by and between Kirin Holdings Company, Limited and Mercian Corporation

We hereby announce that Kirin Holdings Company, Limited (“Kirin Holdings”) and Mercian Corporation (“Mercian”) resolved, at their respective board of directors meetings held on August 27, 2010, to implement a share exchange (the “Share Exchange”) pursuant to a share exchange agreement entered into by Kirin Holdings and Mercian today (the “Share Exchange Agreement”), under which Kirin Holdings will become the wholly owning parent of Mercian and Mercian will become a wholly owned subsidiary of Kirin Holdings.

The Share Exchange is scheduled to become effective as of December 1, 2010, subject to the approval of the Share Exchange Agreement by a resolution at the extraordinary general meeting of Mercian shareholders scheduled to be held on November 5, 2010.

Pursuant to the provision of Paragraph 3 of Article 796 of Japanese Corporate Law, the Share Exchange is scheduled to be implemented as a short-form share exchange for which the approval at a general meeting of Kirin Holdings shareholders is not required.

1.	Purpose of the Share Exchange
Since the execution of the strategic business alliance agreement in 2006, Kirin Holdings and Mercian have been, with certain positive results, promoting efficiency of managerial resources and improving the profitability by enhancing the sales force, toward the achievement of the long-term management plan of Kirin Holdings Group “Kirin Group Vision 2015” (or “KV2015”), through utilizing the merchandizing function of Kirin Group, effective usage of production and distribution sites, and active exchanges among the employees.

However, Mercian was required to correct its financial statements for the last fiscal year, as announced on August 12, 2010, due to a discovery of an inappropriate transaction in the Department of Fish Feedstuffs in May, 2010.  In response to this event, Kirin Holdings determined that Mercian’s management base and corporate governance urgently require reinforcement, and decided to make Mercian its wholly owned subsidiary.
Through becoming the wholly owned subsidiary of Kirin Holdings, Mercian will establish a stable revenue/business base at an early stage, and provide products and services of higher quality, as well as seek sustainable growth and development through increasing business efficiency by speeding decision making and execution and by strengthening the ability to respond to changes in the external environment with a focus on the wine/alcoholic beverage business.

Furthermore, Mercian and Kirin group will strive to improve corporate value through synergies and improved competitiveness by enhancing the group alliance in the domestic alcohol business and strive to realize dramatic growth in the “food and health” area proposed in KV2015.

2.	Outline of Share Exchange
	(1)	Schedule for Share Exchange

August 27, 2010	Board of directors’ meeting approving the Share Exchange Agreement (both Kirin Holdings and Mercian)
August 27, 2010	Execution of Share Exchange Agreement
August 31, 2010 (Tentative)	Public notice of record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (Mercian)
September 15, 2010 (Tentative)	Record date for extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (Mercian)
November 5, 2010 (Tentative)	Extraordinary shareholders’ meeting at which approval of Share Exchange Agreement is sought (Mercian)

November 25, 2010 (Tentative)	Last trading day (Mercian)
November 26, 2010 (Tentative)	Date of delisting (Mercian)
December 1, 2010 (Tentative)	Scheduled date of Share Exchange (Effective Date)

(Note)
Pursuant the short-form share exchange procedures provided in Paragraph 3 of Article 796 of Japanese Corporate Law, Kirin Holdings intends to implement the Share Exchange without obtaining the approval of a general meeting of Kirin Holdings shareholders regarding the Share Exchange Agreement.  If any event should occur which materially affects the implementation of the Share Exchange in proceeding with the Share Exchange in the future, the schedule, procedures, or terms thereof may be changed upon consultation and agreement by and between Kirin Holdings and Mercian.

(2)	Method of Share Exchange

     Kirin Holdings will become the wholly owning parent of Mercian and Mercian will become a wholly owned subsidiary of Kirin Holdings.  Pursuant to the short-form share exchange procedures provided in Paragraph 3 of Article 796 of Japanese Corporate Law, Kirin Holdings intends to implement the Share Exchange without obtaining the approval of a general meeting of Kirin Holdings shareholders regarding the Share Exchange Agreement.  Mercian intends to implement the Share Exchange, which is to become effective as of December 1, 2010, upon obtaining the approval by resolution of the extraordinary general meeting of Mercian shareholders scheduled to be held on November 5, 2010.

(3)	Contents of Allotment with Respect to Share Exchange

	Kirin Holdings (Wholly owning parent company in Share Exchange)	Mercian (Wholly owned subsidiary in Share Exchange)
Allotment with respect to Share Exchange	１	0.14
Total number of new shares to be delivered in the Share Exchange	Common Stock: 9,336,502 shares (Tentative)

(Note 1)	Allotment ratio of shares

0.14 shares of common stock of Kirin Holdings will be delivered by allotment for each one (1) share of common stock of Mercian.  However, no shares will be allotted under the Share Exchange for the 67,000,000 shares of Mercian common stock held by Kirin Holdings.

(Note 2)	Number of Kirin Holdings’ shares to be delivered in the Share Exchange

Kirin Holdings will deliver 9,336,502 shares of common stock by allotment under the Share Exchange on the Effective Date.  Mercian will, pursuant to a resolution at a board of directors meeting to be held at least one day prior to the Effective Date, cancel treasury stock that it holds prior to the allotment and delivery of Kirin Holdings common stock pursuant to the Share Exchange (shares for which any shareholders who oppose the Share Exchange demand purchase by Mercian as provided in Paragraph 1 of Article 785 of Japanese Corporate Law; such cancellations of treasure stock will occur after the effectiveness of such purchases and prior to the allotment and delivery of Kirin Holdings common stock pursuant to the Share Exchange).  The aggregate number of shares to be delivered by allotment under the Share Exchange may be amended due to cancellation of treasury stock by Mercian, etc.
(Note 3)	Handling of shares representing less than one unit

As a result of the Share Exchange, it is expected that there will be some shareholders who come to hold shares in a number that represents less than one unit of Kirin Holdings stock (i.e., one thousand (1,000) shares).  In particular, shareholders of Mercian who hold less than 7,143 shares of Mercian’s common stock will only hold a number of shares that represents less than one unit of Kirin Holdings’ stock, and such shareholders are expected to be more than 90% of the total number shareholders of Mercian (such percentage is based on data in the shareholders’ registry of Mercian as of June 30, 2010, and it may be different from the current percentage).  Although it will not be possible to sell such shares representing less than one unit in the stock exchange markets, shareholders holding shares representing less than one unit of Kirin Holdings’ stock may take advantage of the systems as described below:

(1) Purchase of shares representing less than one unit (sale of shares representing less than one thousand (1,000) shares)

Pursuant to Paragraph 1 of Article 192 of Japanese Corporate Law, shareholders holding shares representing less than one unit of Kirin Holdings’ stock may demand Kirin Holdings to purchase such shares; and

(2) Additional purchase relating to shares representing less than one unit (additional purchase to make a whole unit of one thousand (1,000) shares)

Pursuant to Paragraph 1 of Article 194 of the Japanese Corporate Law and provisions of the Articles of incorporation of Kirin Holdings, shareholders holding shares representing less than one unit of Kirin Holdings’ stock may demand that Kirin Holdings sell to them the number of shares that, when added to such shareholder’s shares representing less than one unit, will equal one thousand (1,000) shares.

As a result of the Share Exchange, it is expected that there will be some shareholders who come to hold shares in a number that represents less than one unit of Kirin Holdings stock.  However, Kirin Holdings will consider reducing the number of shares that represent one unit (i.e., one thousand (1,000) shares as of today), in view of the balancing costs and effects, future movement of the stock market, etc.

(Note 4)	Treatment of fractional shares

Current shareholders of Mercian who, as a result of the Share Exchange, will be allotted a fraction of a share (i.e., representing less than one (1) share of Kirin Holdings common stock) will be paid an amount equivalent to such fractional share in accordance with Article 234 of the Japanese Corporate Law.

(4)	Handling of share warrants and convertible bonds
Mercian has not issued any share warrants or convertible bonds.
(5)	Others
(i) Cancellation of the Share Exchange etc.

From the execution date of the Share Exchange Agreement through the Effective Date, if a material change occurs to Kirin Holdings’ or Mercian’s property or financial health which may materially affect the implementation of the Share Exchange or if achievement of the purpose of the Share Exchange Agreement otherwise becomes difficult, whether as a result of an act of God or otherwise, Kirin Holdings and Mercian may, upon consultation and agreement by and between Kirin Holdings and Mercian, amend the terms of the Share Exchange or terminate the Share Exchange by terminating the Share Exchange Agreement.

(ii) Record Date

In order to confirm which shareholders are entitled to exercise the right to demand purchase of shares in connection with the Share Exchange, Kirin Holdings intends to designate September 27, 2010 as the record date (“Record Date”).  The shareholders registered or recorded on the final shareholders’ registry as of such date are intended to be shareholders who are entitled to exercise rights to demand such purchase of shares.

3.	Calculation Basis etc. Concerning Allotment Under the Share Exchange
	(1)	Calculation Basis

In order to ensure fairness and reasonableness of the share exchange ratio for the Share Exchange, each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate.  For this purpose, Kirin Holdings appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and Mercian appointed Frontier Management, Inc. (“Frontier Management”).

Mitsubishi UFJ Morgan Stanley determined that the value of Kirin Holdings’ common stock should be analyzed using the market price analysis based on the fact that Kirin Holdings’ common stock, which is listed on the Tokyo Stock Exchange (the “TSE”), Osaka Securities Exchange (“OSE”), Nagoya Stock Exchange (the “Nagoya Stock Exchange”), Sapporo Securities Exchange (the “Sapporo Securities Exchange”) and Fukuoka Stock Exchange (the “Fukuoka Stock Exchange”), has a very large market capitalization and is highly liquid.  Mitsubishi UFJ Morgan Stanley generally analyzed the value of Kirin Holdings’ common stock using the market price analysis (i.e., the closing price as of the calculation base date (which was August 23, 2010), the average closing prices for the one (1) month period prior to the calculation base date and for the three (3) month period prior to the calculation base date).

For the common stock of Mercian, based on the fact that the market price of Mercian’s common stock is available, as it is listed on the TSE and OSE, Mitsubishi UFJ Morgan Stanley employed the market price analysis (i.e., the average closing prices for the one (1) month period prior to the calculation base date (which is August 23, 2010), the average closing prices for the three (3) month period prior to the calculation base date and, in order to reflect the impact of the “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” and the “Differences from Second Quarter Consolidated Performance Forecast and Modification of Consolidated Performance Forecasts for the Year and Dividend Forecast” published by Mercian on August 12, 2010, the average closing price for the period starting on the business day immediately following the publication of the above announcements through the calculation base date), and also employed both the comparable companies analysis, based on the fact that several listed companies in similar industries are available for comparison, and the discounted cash flow analysis (“DCF Analysis”) in order to reflect the status of future business activities.  According to Mitsubishi UFJ Morgan Stanley, the outline of the calculation results for the share exchange rate is as follows (showing the value range of one Mercian share in terms of Kirin Holdings shares, calculated based on each of the above valuation methods for Kirin Holdings’ per share stock price).

Analysis Used	Range of Share Exchange Rate
Market Price Analysis	0.123~0.156

Comparable Companies Analysis	0.086~0.143
DCF Analysis	0.137~0.168

In calculating the above share exchange rates, Mitsubishi UFJ Morgan Stanley generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information.  Mitsubishi UFJ Morgan Stanley has not independently valued or appraised, nor has it requested a third party institution to value or appraise, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley assumed that the information relating to Mercian’s financial forecasts has been reasonably prepared by Mercian’s management based on the best estimates and judgments of Mercian’s management available at the time.  The calculation results provided by Mitsubishi UFJ Morgan Stanley reflect the above information, among other information, that was available as of August 23, 2010.

Frontier Management valued common stock of Kirin Holdings and Mercian using the market price average method and a discounted cash flow method (“DCF Method”).  Setting the calculation base date for the market price average method at August 25, 2010, Frontier Management calculated average closing prices for the period starting on August 13, 2010 (the business day immediately following the day on which “Second Quarter Results for the Year Ending in December 2010 (Japanese Standards) (Consolidated)” and “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” were published by Mercian) through the calculation base date, for the one (1) month period starting on July 26, 2010 through the calculation base date, and for the period starting on June 14, 2010 (the business day immediately following the day on which “Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs (Second Report)” was published by Mercian) through the calculation base date.  The calculation results for the share exchange rate are as follows (showing share exchange rates as the number of Kirin Holdings shares that would be exchanged for one share of Mercian stock calculated using each of the above valuation methods for Mercian’s per share stock price ).

Method Used	Range of Share Exchange Rate
Market Price Average Method	0.127~0.134
DCF Method	0.134~0.150

Frontier Management calculated the share exchange rates assuming that all the publicly disclosed information, financial information and other information provided by both companies that Frontier Management examined in calculating the share exchange rate was accurate and complete, and has not independently verified the accuracy or completeness of such information.  Frontier Management has not independently valued or assessed, nor has it requested a third party institution to appraise or assess (including analysis and valuations of each separate asset and liability), assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Frontier Management assumed that the information relating to the financial forecasts and other information regarding future standing provided by both companies had been reasonably prepared by the respective companies’ management based on the best forecasts and determinations available at the time and that the financial situation of both companies would fluctuate in line with such forecasts, and relied on such forecasts and related materials without independent examination.

(2)	Calculation Background

Kirin Holdings and Mercian engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc.  As a result, Kirin Holdings and Mercian determined that the share exchange rate set forth in 2.(3) above was advantageous to the shareholders of both Kirin Holdings and Mercian, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective boards of directors held today.

(3)	Relationships with the Valuation Institutions

Mitsubishi UFJ Morgan Stanley and Frontier Management are both independent from Kirin Holdings or Mercian, and neither of them is a related party of Kirin Holdings or Mercian nor does either have a material interest that needs to be disclosed in connection with the Share Exchange.

(4)	Expectation of Delisting and the Reason

Upon the Share Exchange, Mercian will become Kirin Holdings’ wholly owned subsidiary as of December 1, 2010 and the stock of Mercian will be delisted on November 26, 2010 (the last trading date will be November 25, 2010) in accordance with the delisting standards of the TSE and the OSE.

After the delisting, Mercian stock may not be traded on the TSE or the OSE.

As mentioned in 1. above, the purpose of the Share Exchange is to improve the corporate value of both Kirin Holdings and Mercian by having Mercian become a wholly-owned subsidiary of Kirin Holdings, but the purpose of the Share Exchange is not the delisting of Mercian’s common stock itself.  However, the common stock of Mercian will be delisted as a result of the contemplated transaction.

Since the Kirin Holdings common stock that will be delivered as consideration of the Share Exchange is listed on the TSE, OSE, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange, we expect that shareholders receiving an allotment of 1,000 or more shares of Kirin Holdings’ common stock (1,000 shares = 1 unit) as a result of the Share Exchange will still able to trade their units of shares on the TSE, OSE, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange after the Share Exchange and the liquidity of their stock will be secured, although they may receive an allotment of shares less than one unit in proportion to the number of shares held.

Shareholders receiving allotment of less than one thuosand (1,000) shares of Kirin Holdings’ common stock (which represents one unit of Kirin Holdings’ stock) as a result of the Share Exchange may not trade their odd shares on share exchange markets but will be entitled to use the buyback program or additional acquisition program for odd shares in Kirin Holdings.  For the details of these programs, please refer to 2. (3) (Note 3) above.

For the allotment of a fraction of a share (i.e., representing less than one (1) share of Kirin Holdings common stock) as a result of the Share Exchange, please refer to 2. (3) (Note 4) above.

Until the last trading date, which will (tentatively) be November 25, 2010, shareholders of Mercian may trade their Mercian shares on the TSE and OSE as before and are entitled to exercise their rights specified under Japanese Corporate Law and other related laws and regulations.

(5)	Measures to Ensure Fairness

Since Kirin Holdings already holds 50.12% of the total outstanding shares of Mercian, in order to ensure the fairness of the share exchange rate for the Share Exchange, Kirin Holdings and Mercian each retained independent third party valuation institutions.  Kirin Holdings requested Mitsubishi UFJ Morgan Stanley to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with Mercian based on such calculation result, and the Board of Directors of Kirin Holdings resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on August 27, 2010.  Please note, however, that the results of the calculation of the share exchange rate submitted by Mitsubishi UFJ Morgan Stanley do not constitute its opinion regarding the fairness of such share exchange rate for the Share Exchange.

Mercian requested Frontier Management as an independent third party valuation institution to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with Kirin Holdings based on such calculation result, and the Board of Directors of Mercian resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on August 27, 2010.  Mercian has obtained a fairness opinion dated August 26, 2010 from Frontier Management stating that the share exchange rate specified in 2.(3) above is reasonable for the shareholders of Mercian’s common stock (other than Kirin Holdings) from a financial perspective.

In addition, Mercian has retained Nagashima Ohno & Tsunematsu as their legal advisor and was advised regarding decision making procedures, methods and processes for the Share Exchange.
	(6)	Measures to Avoid Conflict of Interests

In order to avoid conflicts of interest, the following directors of Mercian did not participate in the discussions or resolutions regarding the Share Exchange nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as officers of Mercian: Mr. Hiroshi Ueki, who is a director of Kirin Brewery Company, Limited, a wholly owned subsidiary of Kirin Holdings, and Mr. Koichi Matsuzawa, who is the representative director of Kirin Brewery Company, Limited and a director of Kirin Beverage Company, Limited, also a wholly owned subsidiary of Kirin Holdings.  Furthermore, in order to avoid conflicts of interest, the following statutory auditors of Mercian did not participate in the discussions or resolutions regarding the Share Exchange, nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as statutory auditors of Mercian, or express any opinion regarding the Share Exchange: Mr. Hitoshi Oshima, a statutory auditor of Kirin Holdings and Kirin Brewery Company, Limited, and Mr. Naoki Hyakutake, an employee of Kirin Holdings.

Because there is no director of Kirin Holdings who also serves or served as officer or employee of Mercian, Kirin Holdings did not take specific measure to avoid conflict of interests.

4.	Company Profile of the Parties to the Share Exchange (As of June 30, 2010)

		Wholly Owning Parent Company in Share Exchange	Wholly Owned Subsidiary in Share Exchange
(1)	Corporate Name	Kirin Holdings Company, Limited	Mercian Corporation
(2)	Location	2-10-1, Shinkawa, Chuo-ku, Tokyo	1-5-8, Kyobashi, Chuo-ku, Tokyo
(3)	Name and Title of Representative	Senji Miyake, President and CEO	Hiroshi Ueki, President and CEO
(4)	Business	Provision of managerial strategy and business management of the Kirin group and professional services	Production and sale of wines and other liquors, chemicals, medicines, and foodstuffs
(5)	Capital	JPY102,045 million	JPY20,972 million
(6)	Established on	February 23, 1907	December 4, 1934
(7)	Total number of outstanding shares	984,508,387 shares	133,689,303 shares

(8)	Fiscal Year End	End of December		End of December
(9)	Employees	35,150 (As of December 31, 2009; consolidated)		1,215 (As of December 31, 2009; consolidated)
(10)	Major Customers	Kirin Brewery Company, Limited, Kirin Business Expert Company, Limited, Kirin Beverage Company, Limited		Kokubu & Co., Ltd.; Kirin Brewery Company, Limited, Nihon Shurui Hanbai Co., Ltd., Ryoshoku Liquor Limited, Mitsui Foods Co., Ltd., Meidi-Ya Corporation
(11)	Main Financing Bank	Bank of Tokyo-Mitsubishi UFJ, Ltd.		Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation
(12)	Major Shareholders and Holding Ratio	Japan Trustee Services Bank, Ltd. (Trustee account)	5.26%	Kirin Holdings Company, Limited	50.12%
		The Master Trust Bank of Japan, Ltd. (Trustee account)	5.25%	The Master Trust Bank of Japan ,Ltd. (Trustee Account)	3.62%
		Meiji Yasuda Life Insurance Company	4.43%	UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	3.49%
		Isono Corporation	2.36%	Merrill Lynch Japan Securities Co., Ltd.	2.23%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.28%	Japan Trustee Services Bank, Ltd．(Trustee Account)	1.40%
(13)	Relationship between the Parties
	Capital Relationship	Kirin Holdings holds 67,000,000 shares of common stock of Mercian (50.12% of total number of outstanding shares), and Mercian is a consolidated subsidiary of Kirin Holdings’.
	Human Relationship
Mr. Hiroshi Ueki, who is a director of Kirin Brewery Company, Limited, Kirin Holdings’ wholly owned subsidiary, also serves as the President and CEO of Mercian; and Mr. Koichi Matsuzawa, who is the representative director of Kirin Brewery Company, Limited, Kirin Holdings’ wholly owned subsidiary, and a director of Kirin Beverage Company, Limited, Kirin Holdings’ wholly owned subsidiary, also serves as a director of Mercian.  Furthermore, Mr. Hitoshi Oshima, who is a statutory auditor of Kirin Holdings and of Kirin Brewery Company, Limited, a wholly owned subsidiary of Kirin Holdings, also serves as an outside statutory auditor of Mercian.  Further, Mr. Naoki Haykutake, who is an employee of Kirin Holdings, also serves as an outside statutory auditor of Mercian.

	Transactional Relationship
Kirin Brewery Company, Limited, Kirin Holdings’ wholly owned subsidiary, commissions Mercian to produce a part of its liquor products, and Mercian receives production commissions from Kirin Brewery Company, Limited as consideration.

	Situation regarding Related Parties	Mercian is a consolidated subsidiary of Kirin Holdings, and is a related party.

(14)	Consolidated Business Performance for the Last Three (3) Years
		Kirin Holdings Company, Limited (Consolidated)			Mercian Corporation (Consolidated)
	Fiscal Period Ending	December 2007	December 2008	December 2009	December 2007	December 2008	December 2009
	Consolidated Net Assets	1,099,555	1,149,998	1,198,869	46,124	42,071	39,238
	Consolidated Total Assets	2,469,667	2,619,623	2,861,194	87,084	78,132	70,719
	Consolidated Net Assets per Share (yen)	1,104.83	972.19	1,029.35	343.93	313.33	292.04
	Consolidated Sales	1,801,164	2,303,569	2,278,473	103,058	90,831	80,506
	Consolidated Operating Income	120,608	145,977	128,435	689	△1,302	△1,579
	Consolidated Ordinary Income	123,389	103,065	144,614	784	△1,387	△1,259
	Consolidated Net Income	66,713	80,182	49,172	△1,598	△1,871	△2,117
	Consolidated Net Income per Share (yen)	69.86	84.01	51.54	△12.00	△14.06	△15.91
	Dividend per Share (yen)	21.00	23.00	23.00	5.00	5.00	5.00
(millions of yen, unless otherwise specified)

5.	Kirin Holdings’ Profile Upon Share Exchange

Wholly Owning Parent Company in Share Exchange
(1)	Trade Name	Kirin Holdings Company, Limited
(2)	Location of Head Office	2-10-1, Shinkawa, Chuo-ku, Tokyo
(3)	Title and Name of Representative	Senji Miyake, President and CEO
(4)	Principal Business	Provision of managerial strategy and business management of the Kirin group and professional services
(5)	Capital	102,045 million yen
(6)	Fiscal Year End	End of December
(7)	Net Assets (consolidated)	Not fixed at the moment
(8)	Total Assets (consolidated)	Not fixed at the moment

6.	Outline of Accounting Procdures
The Share Exchange constitutes an additional acquisition by Kirin Holdings of its subsidiary’s stock from minority shareholders of Mercian, which falls under the category of a transaction under common control.  As a result of the Share Exchange, goodwill (or negative goodwill) is expected to be reported on the consolidated financial statements of Kirin Holdings, which amount has not yet been determined.

7.	Forecasts
Because Kirin Holdings has already acquired Mercian as its consolidated subsidiary, the impact of the Share Exchange on the business performance of both Kirin Holdings and Mercian is expected to be minor on both a consolidated and unconsolidated basis.

8.	Matters Relating to Transactions with Controlling Shareholder
The Share Exchange constitutes a transaction by Mercian with its controlling shareholder.  Please see below for a description of the Share Exchange’s compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” stipulated in the Corporate Governance Report published by Mercian on March 30, 2010 (“Corporate Governance Report”).

Mercian is not subject to restrictions on free business activity imposed by its parent company, Kirin Holdings, or its group companies, and is recognized to have secured certain independence from its parent company and group companies.  Mercian has been trading with Kirin Holdings and Kirin Holdings’ group companies using the same standards as those employed in transactions with other companies and is not under restrictions due to its capital relationship with Kirin Holdings.

Mercian’s decision to enter into the Share Exchange has been made upon securing business independence as referred to in the above paragraph, ensuring fairness as described in 3.(5) and (6) by, inter alia, obtaining a fairness opinion from Frontier Management, dated as of August 26, 2010, stating that from a financial perspective the share exchange rate for the Share Exchange is reasonable for the shareholders of Mercian’s common stock (other than Kirin Holdings), which indicates that the Share Exchange is not disadvantageous to the minority shareholders, and taking measures to avoid conflict of interests as explained in 3.(6), which complies with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder”.

Furthermore, the details of “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” in the Corporate Governance Report is that “We enter into transactions with controlling shareholders reasonably with reference to the terms of the transaction and market terms, etc., as well as terms of ordinary transactions”.

End

(Reference) Expected Consolidated Business Performance of Kirin Holdings for the Current Fiscal Year (published on August 16, 2010) and Consolidated Business Performance for the Previous Fiscal Year

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Expected Business Performance for the Year ending December 2010	2,180,000	133,000	125,000	35,000
Business Performance for the Previous Year	2,278,473	128,435	144,614	49,172
(millions of yen)

Exhibit II

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This public notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Translation of Japanese original

August 27, 2010
To whom it may concern
Company Name: Mercian Corporation
Name of Representative: President and CEO Hiroshi Ueki
(Code Number:2536 TSE • OSE First Section）
Contact Information: Personnel and General Affaires Department Takahisa Kato
TEL: 03-3231-3922

Notice Concerning the Setting of the Record Date
 for the Convocation of the Extraordinary General Meeting of Shareholders

At the meeting of the Board of Directors held today, Mercian Corporation resolved to implement a share exchange, making Kirin Holdings Company, Limited. (hereinafter referred to as “Kirin Holdings”) the wholly-owning parent company and making Mercian Corporation its wholly-owned subsidiary, and entered into a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) with Kirin Holdings.  Accordingly, in order to hold an extraordinary general meeting of shareholders where a proposal, etc., for approval of the Share Exchange Agreement is to be placed on the agenda (hereinafter referred to as the “Extraordinary General Meeting of Shareholders), we have decided to set the record date for the convocation of the Extraordinary General Meeting of Shareholders, and notifies as follows:

Description

1

1.	Record Date, etc., Concerning the Extraordinary General Meeting of Shareholders

We hereby set Wednesday, September 15, 2010 as the record date in order to determine the shareholders who may exercise their voting rights at the Extraordinary General Meeting of Shareholders, and the shareholders who are recorded on the latest shareholders registry on the same day shall be the shareholders who may exercise their voting rights.

	(1)	Record Date	Wednesday, September 15, 2010

	(2)	Date of Public Notice	Tuesday, August 31, 2010

	(3)	Method of Public Notice	Electronic public notice (to be posted at our company’s Website)

http://www.mercian.co.jp

	(4)	Scheduled Date of the
Extraordinary General Meeting
		of Shareholders	Friday, November 5, 2010

2.	Proposal, etc., to be placed on the agenda at the Extraordinary General Meeting of Shareholders

Although an approval of the Share Exchange Agreement is expected to be placed on the agenda, we will notify you of the details of the proposal, etc., to be placed on the agenda after these details are resolved at the meeting of the Board of Directors that is expected to be held hereafter.

2

Exhibit III

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This report summary relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

Summary of Current Reports of
Both Mercian Corporation and Kirin Holdings Company, Limited

Both Mercian Corporation ("Mercian") and Kirin Holdings Company, Limited ("Kirin Holdings") filed respective Current Reports on August 27, 2010 with the Japanese Prime Minister through EDNET (Electric Disclosure For Investors' NETwork).  The press release attached as Exhibit I to this Form CB includes all of the information contained in such Current Reports, except for the following excerpts from the Current Reports:

1.	Excerpts from Current Report of Mercian Corporation

	A.	Company Profile of the Counterparty to the Share Exchange

Corporate Name	Kirin Holdings Company, Limited
Location	2-10-1, Shinkawa, Chuo-ku, Tokyo
Name and Title of Representative	Senji Miyake, President and CEO
Capital	JPY 102,045 million (as of December 31, 2009)
Net Assets	JPY 1,198,869 million (consolidated, as of December 31, 2009) JPY 874,090 million (non-consolidated, as of December 31, 2009)
Total Assets	JPY 2,861,194 million (consolidated, as of December 31, 2009) JPY 1,721,886 million (non-consolidated, as of December 31, 2009)
Business	Provision of managerial strategy and business management of the Kirin group and professional services

B.	Sales Amount, Operating Income, Ordinary Income, and Net Income of Kirin Holdings for the last three years

（Non-consolidated）
Fiscal Period Ending	December 2007	December 2008	December 2009
Sales amount (Millions of Yen)	437,172	74,536	108,093
Operating Income (Millions of Yen)	14,081	53,495	84,191
Ordinary Income (Millions of Yen)	30,875	47,074	84,529
Net Income (Millions of Yen)	33,476	27,648	81,972

2.	Excerpts from Current Report of Kirin Holdings

	A.	Company Profile of the Counterparty to the Share Exchange

Corporate Name	Mercian Corporation
Location	1-5-8, Kyobashi, Chuo-ku, Tokyo
Name and Title of Representative	Hiroshi Ueki, President and CEO
Capital	JPY 20,972 million (as of December 31, 2009)
Net Assets	JPY 39,238 million (consolidated, as of December 31, 2009) JPY 38,175 million (non-consolidated, as of December 31, 2009)
Total Assets	JPY 70,719 million (consolidated, as of December 31, 2009) JPY 66,385 million (non-consolidated, as of December 31, 2009)
Business	Production and sale of wines and other liquors, chemicals, medicines, and foodstuffs

B.	Sales Amount, Operating Income, Ordinary Income, and Net Income of Mercian for the last three years

（Non-consolidated）
Fiscal Period Ending	December 2007	December 2008	December 2009
Sales amount (Millions of Yen)	94,618	82,558	71,919
Operating Income (Millions of Yen)	331	△1,260	△1,673
Ordinary Income (Millions of Yen)	502	△1,285	△1,582
Net Income (Millions of Yen)	△1,841	△1,597	△2,386

C.	Text of the Share Exchange Agreement

Share Exchange Agreement

Kirin Holdings Company, Limited (located at 2-10-1, Shinkawa, Chuo-ku, Tokyo and hereinafter referred to as “Kirin”) and Mercian Corporation (located at 1-5-8, Kyobashi, Chuo-ku, Tokyo and hereinafter referred to as “Mercian”) hereby enter into this Share Exchange Agreement (this “Agreement”) as follows.

Article 1.	Share Exchange

Kirin and Mercian will effect a share exchange (the “Share Exchange”) in accordance with this Agreement, under which Kirin is the share exchange wholly-owning parent company (kabushiki kokan kanzen oyagaisha) and Mercian is the share exchange wholly-owned subsidiary (kabushiki kokan kanzen kogaisha), and Kirin will acquire all the outstanding shares of Mercian held by holders other than Kirin.

Article 2.	Number of Shares Delivered in Share Exchange and Allotment

1.
Pursuant to the Share Exchange, immediately prior to the effective time of the Share Exchange, Kirin shall deliver common shares of Kirin to each shareholder of Mercian (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) in a number equal to the of common shares of Mercian held by such shareholder multiplied by 0.14, in consideration for the shares of Mercian’s common share held by such shareholder.

2.
Kirin shall allot common shares of Kirin to each Mercian shareholder immediately prior to the effective time of the Share Exchange (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) at the exchange rate of 0.14 shares of Kirin’s common stock for each share of Mercian’s common stock held by each such shareholder.  If any share of Kirin’s common stock so allotted is a fractional share less than one (1) share, such share shall be treated pursuant to Article 234 of the Company Law.

Article 3.	Matters Regarding Capital and Reserve Amount of Kirin

As a result of the Share Exchange, the amount of capital and reserve of Kirin will increase as follows:

(1)	Capital amount	JPY0

(2)	Capital reserve amount	the minimum amount required to be increased under laws and regulations

(3)	Retained earnings reserve amount	JPY0

Article 4.	Effective Date
The effective date of the Share Exchange (the “Effective Date”) shall be December 1, 2010; provided, however, that the date of the Effective Date may be changed upon discussion and agreement between Kirin and Mercian if such change is necessary as a matter of procedure or for other reasons.

Article 5.	Approval of Share Exchange at General Meeting of Shareholders

1.
Mercian shall convene an extraordinary meeting of shareholders that shall be held prior to the Effective Date (or changed Effective Date, if applicable) at which Mercian shall seek approval for the execution of this Agreement and other matters necessary for the Share Exchange.

2.
Kirin shall implement the Share Exchange without seeking a resolution of approval at a general meeting of shareholders as stipulated in Paragraph 1 of Article 795 of the Corporate Law pursuant to the main provision of Paragraph 3 of Article 796 of Corporate Law; provided, however, that if shareholders holding no less than the number of shares stipulated in Paragraph 4 of Article 796 of the Corporate Law and Article 197 of the Enforcement Ordinance of the Corporate Law notify Kirin of their objection to the Share Exchange, Kirin and Mercian shall determine how to address such objection upon mutual discussion and agreement.

Article 6.	Cancellation of Treasury Shares

Mercian shall cancel treasury shares held by it on a date prior to the allotment and delivery of common shares of Kirin on the Effective Date under Article 2 (with respect to any Mercian shareholders that object to the Share Exchange and demand Mercian to purchase shares held by such shareholders pursuant to Paragraph 1 of Article 785 of the Corporate Law, the time after such purchase and prior to the allotment and delivery of Kirin’s common share under Article 2; hereinafter referred to as the “Record Date”) on the Record Date upon resolution at a meeting of board of directors held prior to the Effective Date.

Article 7.	Management of Corporate Properties

After the date of this Agreement and until the Effective Date, Kirin and Mercian shall manage and operate their respective businesses and properties with the care of a good faith manager, and any action that would materially affect their properties or rights and obligations shall be subject to prior discussion and agreement between Kirin and Mercian.

Article 8.	Change of Terms of Share Exchange; Termination of Agreement

If, after the date of this Agreement and before the Effective Date, (a) the status of the properties or management of either Kirin or Mercian has been materially changed, (b) a situation has occurred that materially affects the implementation of the Share Exchange or (c) the purposes of this Agreement have become difficult to achieve due to an act of God or other reasons, Kirin and Mercian may amend the terms and conditions of the Share Exchange or terminate this Agreement to cancel the Share Exchange upon discussion and agreement between Kirin and Mercian.

Article 9.	Effect of this Agreement

This Agreement shall lose effect if (a) Mercian fails to obtain approval at the extraordinary meeting of shareholders provided under Article 5.1, (b) if the proviso in Section 5.2 is triggered and Kirin subsequently  fails to obtain approval at a general meeting of shareholders under Paragraph 1 of Article 795 of the Corporate Law, (c) either Kirin or Mercian fails to obtain such approvals from competent authorities as required to be obtained in advance for the effect of the Share Exchange under laws and regulations or (d) this Agreement is terminated pursuant to the preceding article.

Article 10.	Discussion

Any matters necessary for the Share Exchange in addition to the matters set forth in this Agreement shall be decided by Kirin and Mercian upon mutual discussion and agreement in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement was made in duplicate and, upon signing and sealing, Kirin and Mercian shall retain each one (1) copy.

August 27, 2010

Kirin:

[signature]

2-10-1, Shinkawa, Chuo-ku, Tokyo
Kirin Holdings Company, Limited
Senji Miyake, President and CEO

Mercian:

[signature]

1-5-8, Kyobashi, Chuo-ku, Tokyo
Mercian Corporation
Hiroshi Ueki, President and CEO